UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

ISIN: ZAE000015228

November 29, 2004

Results of the Initial Offers

Acceptances under the Initial Offers of 10.8%

Harmony to Commence the Further Offers with 30.9% of Gold Fields

JOHANNESBURG, SOUTH AFRICA. On October 18, 2004, Harmony (NYSE: “HMY”; JSE: “HAR”) announced the terms of a proposed merger between Harmony and Gold Fields (NYSE: “GFI”; JSE: “GFI”) offering 1.275 new Harmony shares for each Gold Fields share, representing a premium of approximately 29% (calculated by comparing the closing Harmony share price on October 14, 2004 to the average daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending on October 14, 2004, being the last practicable date in accordance with the JSE Listings Requirements prior to the announcement of the proposed merger) and an implied price to net present value multiple for Gold Fields of 2.4x, a substantial premium to Gold Fields’ peer group. The proposed merger was structured on the basis of initial offers for up to 34.9% of Gold Fields with further offers for the balance of Gold Fields’ entire issued share capital.

Harmony is pleased to announce that, at the time of expiration of the initial offers on November 26, 2004, valid acceptances of the initial offers had been received in respect of a total of 53,392,108 Gold Fields shares (including shares represented by American Depositary Shares (“ADSs”)), representing approximately 10.8% of the entire issued share capital of Gold Fields. Settlement of the consideration due under the initial offers in respect of valid acceptances received on or before the closing date will be despatched as soon as possible and, in any event, by no later than Friday, December 3, 2004. Harmony accepted all Gold Fields shares (including shares represented by ADSs) tendered as at the expiration of the initial offers. A total of 4,601,883 ADSs were tendered pursuant to guaranteed deliveries.

In addition, as previously announced, Harmony has received an irrevocable undertaking from MMC Norilsk Nickel to accept the further offers in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

Accordingly, Harmony now either owns, has received valid acceptances of the initial offers or has an irrevocable undertaking to accept the further offers in respect of a total of 151,859,866 Gold Fields shares representing approximately 30.9% of the entire issued share capital of Gold Fields.

Harmony is pleased with the support of its proposed merger by Gold Fields’ shareholders. Harmony believes that a starting position of 30.9% represents a strong platform for the further offers. In addition, a significant number of Gold Fields’ shareholders that did not tender or only partially tendered into the initial offers have indicated their support for the proposed merger, stating their preference to accept the further offers.

“We are delighted that we will be starting the further offers with 30.9% of Gold Fields’ shares behind us and consider that this provides strong impetus for the ultimate success of the proposed merger. We are further encouraged by the feedback that we have received from Gold Fields’ shareholders who have indicated their ultimate belief in the value proposition that Harmony is offering and their support for the proposed merger. In addition, a significant number of Gold Fields’ shareholders have expressed to Harmony their recognition that the proposed IAMGold transaction, which represents the major pillar of Gold Fields’ management’s strategy, is value destructive and not in the best interest of Gold Fields and its shareholders. Now that Gold Fields’ management is reaching the end of its largely unsuccessful attempts to frustrate the proposed merger through a serious of expensive and technical legal challenges, we look forward to arguing Harmony’s compelling value proposition based on fundamentals with the confidence that the various contradictory promises made by Gold Fields’ management will be revealed as both value destructive and ultimately incapable of implementation in a manner that is either to the benefit of or likely to meet with the approval of Gold Fields’ shareholders.” said Harmony CE Bernard Swanepoel.

THE FURTHER OFFERS

As described in its preliminary prospectus dated October 21, 2004, Harmony irrevocably undertook to make further offers on the same terms as the initial offers for the balance of the issued share capital of Gold Fields not already acquired by Harmony under the initial offers. Accordingly, Harmony will commence the further offers as soon as practicable and will shortly post to Gold Fields’ shareholders a preliminary prospectus/offer to exchange and related materials describing the further offers and their terms and conditions.

ENDS

ENQUIRIES

HARMONY

Ferdi Dippenaar	+27 11 684 0140	Corne Bobbert	+27 11 684 0146
Marketing Director	+27 82 807 3684	Investor Relations	+27 83 380 6614

HSBC		INVESTEC

Adrian Coates	+44 20 7991 8888	Dennis Tucker	+27 11 286 8725
Andrew Bell		George Nakos
Jan Sanders		Andrew Brady
Tim Morgan-Wynne		Kevin Kerr
Graham Shuttleworth

BEACHHEAD		FINANCIAL DYNAMICS - UNITED KINGDOM

Jennifer Cohen	+27 11 214 2400	Nic Bennett	+44 20 7831 3113
Patrick Lawlor		Charles Watenphul

FINANCIAL DYNAMICS - UNITED STATES

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369
tpennington@fd-us.com

US INFORMATION AGENT - MACKENZIE PARTNERS, INC
Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Important Information

In connection with the proposed merger, Harmony will file with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Disclaimer

Information included in this announcement relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this announcement regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this announcement.

Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this announcement are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this announcement.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

No Profit Forecasts

Nothing in this announcement should be construed as a profit forecast to be interpreted to mean that the future earnings per share of Harmony or the enlarged Harmony group will necessarily be greater than the historic published earnings per share of Harmony or the enlarged Harmony group.

General

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.

HSBC Bank plc is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC Bank plc, nor for providing advice in relation to the offer.

Investec Bank Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec Bank Limited, nor for providing advice in relation to the offer.

Merrill Lynch South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Merrill Lynch South Africa (Pty) Limited, nor for providing advice in relation to the offer.

Morgan Stanley South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Morgan Stanley South Africa (Pty) Limited, nor for providing advice in relation to the offer.

The information contained in this announcement speaks only as of the date indicated on the cover of this announcement unless the information specifically indicates that another date applies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2004

Harmony Gold Mining Company Limited

By:	/S/ NOMFUNDO QANGULE
Name:	Nomfundo Qangule
Title:	Chief Financial Officer